

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Lisa Averbuch
President, CEO and CFO
Celexus, Inc
8275 S. Eastern Ave, Suite 200
Las Vegas, Nevada 89123

   **Re: Celexus, Inc**
     **Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2019**
     **Filed March 12, 2020**
     **Form 10-Q for the Fiscal Quarter Ended December 31, 2019**
     **Filed March 12, 2020**
     **File No. 000-52069**

Dear Ms. Averbuch:

  We issued comments to you on the above captioned filings on April 6, 2020.  As of the date of this letter, these comments remain outstanding and unresolved.  We expect you to provide a complete, substantive response to these comments by May 27, 2020.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure.  Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services